

SECU 07004977 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kevin Dann & Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, 4th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Dempsey (212) 901-4061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

PROCESSED

APR 11 2007

THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2007
WASH DC
135

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevin Dann & Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CXXXXXXXXXXXXXXXXXXXXX. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN DANN & PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006

Kevin Dann & Partners, LLC
Index
December 31, 2006

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
Kevin Dann & Partners, LLC

We have audited the accompanying statement of financial condition of Kevin Dann & Partners, LLC (The Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 28, 2007

KEVIN DANN & PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$6,151,300
Receivables from brokers, dealers, and clearing broker	729,311
Securities owned, at fair value	45,937
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $539,123	57,318
Other assets	234,276
Total Assets	$7,218,142

LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued compensation	$3,922,234
Payable to brokers and dealers	57,999
Accrued expenses & other liabilities	131,094
Total Liabilities	4,111,327
Member's Equity	
Member's equity	3,106,816
Total Member's Equity	3,106,816
Total Liabilities and Member's Equity	$7,218,142

The accompanying notes are an integral part of these financial statements.

KEVIN DANN & PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Organization and Business:

Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware and is wholly owned by KDP Holdings, LLC (the "Parent").

The Company is engaged in institutional equities brokerage, principal trading and investment banking. The Company's revenues are derived primarily from commission revenues and from trading as a principal in equity securities. The Company clears its transactions on a fully disclosed basis through ADP Clearing & Outsourcing Services, Inc. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

Note 2 - Basis of Presentation:

Cash Equivalents:

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2006, the Company's cash equivalents consist of money market mutual funds.

Securities Transactions:

Transactions in securities, commission revenues and related expenses are recorded on a trade date basis. Unrealized gains or losses on securities transactions are reflected in revenues from principal securities transactions.

Certain commissions are related to soft-dollar arrangements. These arrangements include expenditures related to research and other services to customers in return for these commissions. At December 31, 2006, there was approximately $20,151 included in other liabilities for payables related to expenditures for these soft-dollar arrangements.

Security Valuation:

Securities are valued at quoted market prices.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Basis of Presentation (Cont'd):

Credit Risk:

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Fair Value of Financial Instruments:

The Company's financial instruments are cash equivalents, securities, receivables, and payables. The recorded values approximate their fair values based on their short-term nature or are recorded at fair or market value.

Corporate Income Taxes:

The Company is not subject to federal and state income taxes. The members of the parent are liable for the payment of such income taxes based on the Company's taxable income. The Company records its share of the New York City unincorporated business tax.

Fixed Assets and Leasehold Improvements:

Fixed assets and leasehold improvements are depreciated using the straight-line method over useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the asset, whichever is shorter. The cost of maintenance and repairs are charged to expense as incurred.

Note 3 - Receivable From and Payable to Brokers, Dealers, and Clearing Broker:

As of December 31, 2006, the receivable from and payable to brokers, dealers and clearing broker comprised:

	Receivable	Payable
Commissions receivable from clearing broker	$415,614	$ -
Floor brokerage payable	-	57,999
Receivable from clearing broker for executed but unsettled transactions	59,754	-
Cash held as collateral by clearing broker	253,943	-
	$729,311	$ 57,999

KEVIN DANN & PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 4 - Securities Owned:

As of December 31, 2006, the securities owned balance was comprised of listed United States equities.

Note 5 - Off Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivables from clearing broker are pursuant to the clearance agreement. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 6 - Commitments:

The Company has obligations under lease agreements for office space which expires on June, 30, 2008, and provides for minimum rental payments of the following amounts:

Year Ending December 31,	Future Minimum Payments
2007	$358,719
2008	146,886
	$505,605

The leases contain provisions for rent escalation based on costs incurred by the lessor.

KEVIN DANN & PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 7 - Net Capital Requirements:

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission's Uniform Net Capital Rule 12c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $6,452,377 which was $6,352,377 in excess of its required net capital of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

Note 8 - Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experience any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2006, the Company received commissions from two major customers, resulting in revenues of approximately 56% of total revenues.

END